UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Bryan G. Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,899,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,899,365

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,899,365
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G5784H106	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Bryan G. Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,899,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,899,365

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,899,365
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G5784H106	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS BGGT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,550,331
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,550,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,550,331
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. G5784H106	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS SCG Global Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. G5784H106	13D	Page 5 of 7 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013, as previously amended (the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 2.        Identity and Background. Item 2 of the Statement is amended and restated in its entirety as follows: This statement is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): SCG Global Investment Holdings LLC (“SCG”); BGGT Holdings LLC (“BGGT”); Bryan G. Glazer Irrevocable Exempt Trust (the “Trust”); and Bryan G. Glazer (the “Trustee”). The Trust is organized in the State of Nevada. BGGT and SCG are organized in the State of Delaware. The Trustee is a citizen of the United States of America and is the trustee of the Trust. The business address for each of the Reporting Persons is c/o Manchester United plc, Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA. The present principal occupation of the Trustee is Director of the Issuer and Co-Chairman of the Tampa Bay Buccaneers. BGGT and SCG were formed for the purposes of holding shares of the Issuer, and the sole member of each is the Trust. During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. Purpose of Transaction. Item 4 of the Statement is amended and supplemented by inserting the following information: On September 3, 2021, the LLC terminated its previously disclosed line of credit agreement with CPPIB Credit Investments Inc. and Albacore Partners I Investment Holdings B DAC (the “Agreement”). As a result, all shares of the Issuer provided as security pursuant to the Agreement were released and the Agreement was terminated according to its terms.

ITEM 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Item 6 of the Statement is amended and supplemented as follows: Item 4 above summarizes certain updates to the Agreement and the related security shares and is incorporated herein by reference. On September 3, 2021, the Trust provided 11,000,000 Class B ordinary shares of the Issuer as security pursuant to a line of credit agreement to replace the Agreement. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. Materials to be Filed as Exhibits.      Item 7 of the Statement is amended to replace the Joint Filing Agreement previously filed as Exhibit 1 with the exhibit of the same number filed herewith.

CUSIP No. G5784H106	13D	Page 6 of 7 Pages

Exhibit Number	Description
1	Joint Filing Agreement.

CUSIP No. G5784H106	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      September 13, 2021

SCG Global Investment Holdings LLC

By:	Bryan G. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Bryan G. Glazer
Name:	Bryan G. Glazer
Title:	Trustee

BGGT Holdings LLC

By:	Bryan G. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Bryan G. Glazer
Name:	Bryan G. Glazer
Title:	Trustee

Bryan G. Glazer Irrevocable Exempt Trust

By:	/s/ Bryan G. Glazer
Name:	Bryan G. Glazer
Title:	Trustee

Bryan G. Glazer

/s/ Bryan G. Glazer
Name:	Bryan G. Glazer